Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Railroad Company and Consolidated Subsidiary Companies

Millions of Dollars, Except for Ratios	2005	2004	2003	2002	2001
Earnings:
Income before cumulative effect of accounting change	$1,036	$617	$1,140	$1,374	$1,058
Equity earnings net of distributions	(48)	(47)	15	(34)	(48)
Total earnings	988	570	1,155	1,340	1,010
Income taxes	401	261	629	739	613
Fixed charges:
Interest expense including amortization of debt discount	492	492	492	541	584
Portion of rentals representing an interest factor	220	205	168	167	176
Total fixed charges	712	697	660	708	760
Earnings available for fixed charges	$2,101	$1,528	$2,444	$2,787	$2,383
Ratio of earnings to fixed charges	3.0	2.2	3.7	3.9	3.1